UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Trupanion Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
898202106
(CUSIP Number)
March 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 898202106

1.	NAMES OF REPORTING PERSONS RenaissanceRe Ventures Ltd.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-0441551
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,477,493
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,477,493
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,477,493
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.74%*
12.	TYPE OF REPORTING PERSON CO

*	Calculated based on 39,473,833 common shares outstanding as of February 4, 2021, according to the Form 10-K filed by the issuer with the SEC on February 12, 2021.

CUSIP No. 898202106

1.	NAMES OF REPORTING PERSONS Renaissance Other Investments Holdings II Ltd.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-0599008
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,477,493
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,477,493
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,477,493
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.74%*
12.	TYPE OF REPORTING PERSON CO

*	Calculated based on 39,473,833 common shares outstanding as of February 4, 2021, according to the Form 10-K filed by the issuer with the SEC on February 12, 2021.

CUSIP No. 898202106

1.	NAMES OF REPORTING PERSONS RenaissanceRe Holdings Ltd.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-0141974
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,477,493
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,477,493
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,477,493
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.74%*
12.	TYPE OF REPORTING PERSON CO

*	Calculated based on 39,473,833 common shares outstanding as of February 4, 2021, according to the Form 10-K filed by the issuer with the SEC on February 12, 2021.

Item 1.

(a)	Name of Issuer
Trupanion, Inc.

(b)	Address of Issuer’s Principal Executive Offices
6100 4th Avenue S, Suite 200 Seattle, Washington 98108
Item 2.

(a)	Name of Person Filing

This schedule is filed on behalf of RenaissanceRe Ventures Ltd. (“RenaissanceRe Ventures”), a Bermuda exempted company and wholly owned subsidiary of Renaissance Other Investments Holdings II Ltd. (“ROIHL II”), a Bermuda exempted company. ROIHL II is a wholly owned subsidiary of RenaissanceRe Holdings Ltd. (“RenaissanceRe Holdings”), a Bermuda exempted company.

(b)	Address of Principal Business Office or, if None, Residence
Each of RenaissanceRe Ventures, ROIHL II and RenaissanceRe Holdings have a principal business address of: Renaissance House 12 Crow Lane Pembroke HM19 Bermuda

(c)	Citizenship
Each of RenaissanceRe Ventures, ROIHL II and RenaissanceRe Holdings are Bermuda exempted companies.

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
898202106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☐

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

RenaissanceRe Ventures, ROIHL II and RenaissanceRe Holdings each may be deemed to beneficially own 1,477,493 shares of the Common Stock of the Issuer.

(b)	Percent of Class:

3.74%*

*	Calculated based on 39,473,833 common shares outstanding as of February 4, 2021, according to the Form 10-K filed by the issuer with the SEC on February 12, 2021.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote	0

(ii)	shared power to vote or to direct the vote	1,477,493

(iii)	sole power to dispose or to direct the disposition of	0

(iv)	shared power to dispose or to direct the disposition of	1,477,493

Item 5.	Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See attached Exhibit A.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	RenaissanceRe Ventures Ltd.

By:	/s/ James C. Fraser
Name:	James C. Fraser
Title:	Senior Vice President & Chief Accounting Offficer
Date:	April 15, 2021

By:	Renaissance Other Investments Holdings II Ltd.

By:	/s/ James C. Fraser
Name:	James C. Fraser
Title:	Senior Vice President & Chief Accounting Offficer
Date:	April 15, 2021

By:	RenaissanceRe Holdings Ltd.

By:	/s/ James C. Fraser
Name:	James C. Fraser
Title:	Senior Vice President & Chief Accounting Offficer
Date:	April 15, 2021

EXHIBIT A
Item 7 Information
The securities being reported on by RenaissanceRe Holdings Ltd., a Bermuda exempted company, as parent holding company, are owned, or may be deemed to be beneficially owned, by RenaissanceRe Ventures Ltd., a Bermuda exempted company and a wholly owned subsidiary of Renaissance Other Investments Holdings II Ltd., a Bermuda exempted company and wholly owned subsidiary of RenaissanceRe Holdings Ltd.